

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2024

Tian Gao
Vice President
Pony AI Inc.
1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town, Nansha District,
Guangzhou, People's Republic of China, 511458

>   **Re: Pony AI Inc.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed November 14, 2024**
>   **File No. 333-282700**

Dear Tian Gao:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 5, 2024 letter.

Form S-1 filed November 14, 2024
Risk Factors
"Tensions in international trade and investment and rising political tensions, particularly between the United States and China...", page 30

1.   We note your response to prior comment one. Your disclosure regarding your dependence on R&D activities and your continued investment in such activities show that R&D is material to your business. In particular, we note that you plan to use a significant percentage of the proceeds from your offering for continued investments in R&D. Accordingly, please revise your disclosure to discuss how the U.S. Commerce Department's proposed ban may impact your R&D/testing in the U.S. and whether that may materially affect your R&D activities overall. Additionally, in regard to the

VCS hardware you use in U.S.-based testing that is partly sourced from Chinese suppliers, please advise whether you are going to continue these activities if your supply chain is impacted.

Regulations on Foreign Investment, page 162

2.   Disclose whether your business is considered "encouraged, restricted or prohibited" under the applicable PRC regulations relating to foreign investment in PRC companies. We note that other PRC based companies engaged in developing autonomous driving vehicles have recently restructured their businesses so that they no longer operate their businesses through VIEs. Clarify whether you did the same and how you were able to do so. For example, if certain of your operations, such as mapping and surveying technologies, were transferred to a third party, please disclose the details of the transaction.

Amendment No. 1 to Registration Statement on Form F-1

Financial Statements
Note 13. Subsequent Events, page F-84

3.   We note your response to prior comment 11. Please disclose your accounting and the financial impact of this modification. Refer to ASC 855-10-50-2. Indicate whether the amendment to the preferred stock represents an extinguishment or modification.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Hi Le